SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950

ALTAI RESOURCES INC.

111 Lynedock Crescent, Toronto, Ontario, Canada, M3A 2A7 • Telephone: (416) 383-1328
Fax: (416) 383-1686 • E-mail: altai@arex.com • Internet: http://www.altairesources.com

November 25, 2002

By Sedar Filing

02060251

Ontario Securities Commission
Commission des Valeurs Mobiliores du Quebec
British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Dear Sirs:

RE: Unaudited Consolidated Financial Statements for the Six Months Ended September 30, 2002

Enclosed for your record are our Unaudited Consolidated Financial Statements for the Nine Months ended September 30, 2002.

Please be informed that the same financial statements have been mailed to our shareholders on November 25, 2002.

Yours truly,
ALTAI RESOURCES INC.

"Maria Au"
Maria Au
Secretary-Treasurer

Encls.

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

SUPPL

COPY BY MAIL TO :

United States Securities and Exchange Commission
Attn: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549, U.S.A.
(SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950)

Standard & Poor's Corporation
Attn: Corporate Files Department
55 Water Street
New York, N.Y. 10041
U.S.A (x 4)

Bolton & Bolton
Attn: Mr. Doug Bolton
25 Oakcrest Avenue
Unionville, Ontario, Canada, L3R 2B9

Computershare Trust Company of Canada.
Attn: Ms. Shirley Yuen
100 University Avenue, 9th Floor,
Toronto, Ontario, Canada, M5J 2Y1

ATOSC03 sedar. 21125 /lk

BC FORM 51.901F
ALTAI RESOURCES INC.
THIRD QUARTER REPORT TO SEPTEMBER 30, 2002

Issuer Details

Name of Issuer:	Altai Resources Inc.	Telephone :	416 383-1328
For Quarter Ended :	September 30, 2002	Fax :	416 383-1686
Date of Report :	2002/11/25	E-Mail :	altai@arex.com
Address :	111 Lynedock Crescent Toronto, Ontario, Canada, M3A 2A7	Web Site :	www.altairesources.com
		Contact :	Maria Au, Secretary-Treasurer (Telephone: 416 383-1328, Email: altai@arex.com)

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"Niyazi Kacira"	**Niyazi Kacira, Director**	2002/11/25
"Maria Au"	**Maria Au, Director**	2002/11/25

SCHEDULE B : SUPPLEMENTARY INFORMATION
THIRD QUARTER REPORT TO SEPTEMBER 30, 2002

Directors :
Dr. Niyazi Kacira
Maria Au
Dr. Didier Pomerleau
Dr. K. Sethu Raman

Officers :
Dr. Niyazi Kacira – President and CEO
Maria Au – Secretary-Treasurer

ALTAI RESOURCES INC.
CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2002

		September 30, 2002 (Unaudited)		December 31, 2001 (Audited)
ASSETS				
Current				
Cash	$	76,454	$	104,315
Marketable securities (Note 2)		30,768		30,768
Accounts receivable		1,231		16,738
		108,453		151,821
Note receivable		546,903		546,903
Share Investment (Note 3)		6,500		–
Investment in subsidiaries (Note 3)		712,576		810,321
Interests in mining properties (Note 4)		1,007,172		1,006,371
Natural gas interest		1,297,128		1,272,593
Investment in technology projects (Note 5)		1		1
Capital assets		162		943
Total Assets	$	3,678,895	$	3,788,953
LIABILITIES				
Current				
Accounts payable	$	45,697	$	40,684
SHAREHOLDERS' EQUITY				
Share capital (Note 6)		9,147,232		9,145,282
Deficit		(5,514,034)		(5,397,013)
		3,633,198		3,748,269
Total liabilities and shareholders' equity	$	3,678,895	$	3,788,953

Approved on behalf of the Board

"Niyazi Kacira" Director *"Maria Au"* Director

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 (UNAUDITED)

	Three months ended September 30		Nine months ended September 30	
	2002	2001	2002	2001
Revenue				
Investment and miscellaneous income	$ 817	$ 398	$ 2,634	$ 1,881
Interest earned on note receivable	63,530	53,841	175,191	148,486
Recovery on disposition of share investment	–	59,155	–	59,155
	64,347	113,394	177,825	209,522
Expenses				
Administrative expenses	6,997	48,209	52,925	83,865
Convertible note interest expense	–	4,808	–	19,313
Provision for doubtful accounts	63,530	53,841	175,191	148,486
Write down share investment	–	(400)	–	–
Write down investment in technology projects	2	–	1,029	–
Abandonment and write offs	–	56,144	–	56,144
Prospecting and general	246	133	455	800
Amortization	209	286	781	858
	70,984	163,021	230,381	309,466
Net loss before share of net loss of equity investment	(6,637)	(49,627)	(52,556)	(99,944)
Share of net loss of equity investment	(25,627)	(8,680)	(64,465)	(54,099)
Net loss	(32,264)	(58,307)	(117,021)	(154,043)
Accumulated deficit, beginning of period	(5,481,770)	(3,442,780)	(5,397,013)	(3,347,044)
Accumulated deficit, end of period	$ (5,514,034)	$ (3,501,087)	$ (5,514,034)	$ (3,501,087)
Net loss per share (weighted average)	$ ($0.001)	$ (0.003)	$ (0.005)	$ (0.009)

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 (UNAUDITED)

	Three months ended September 30		Nine months ended September 30	
	2002	**2001**	**2002**	**2001**
Operating activities				
Net loss	$ (32,264)	$ (58,307)	$ (117,021)	$ (154,043)
Items not affecting cash				
Share of net loss of equity investment	25,627	8,680	64,465	54,099
Write down investment in technology projects	2	–	1,029	–
Convertible note interest expense	–	4,808	–	19,313
Abandonment and write offs	–	56,144	–	56,144
Amortization	209	286	781	858
Decrease (increase) in accounts receivable	1,259	(27,349)	15,507	(17,050)
Increase due to director	–	60,000	–	60,000
Increase in accounts payable	2,887	67,795	5,014	60,849
Cash provided by (used in) operating activities	(2,280)	112,057	(30,225)	80,170
Investing activities				
Deferred exploration expenditures	(101)	(2,715)	(801)	(7,266)
Natural gas interest	(10,999)	(168,222)	(24,535)	(177,842)
Investment in technology projects	(2)	(443)	(1,029)	(3,239)
Share investment	(6,500)	–	(6,500)	–
Investment in subsidiaries	6,493	1	33,279	45,068
Cash provided by (used in) investing activities	(11,109)	(171,379)	414	(143,279)
Financing activities				
Issue of shares	–	150,000	1,950	150,000
Cash provided by financing activities	–	150,000	1,950	150,000
Change in cash	(13,389)	90,678	(27,861)	86,891
Cash, beginning of period	89,843	5,620	104,315	9,407
Cash, end of period	$ 76,454	$ 96,298	$ 76,454	$ 96,298

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2002

1. **Basis of presentation**

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim period consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. **Marketable securities**

The marketable securities on hand at September 30, 2002 had a market value of $94,597 (December 31, 2001–$111,004).

3. **Investment in subsidiaries**

The Company has a 40% equity interest in Altai Philippines Mining Corporation ("Altai Philippines") and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, the Company may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, the Company will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and 40% to Altai Philippines. After recovery of the Company's expenditures, proceeds will be shared equally.

The main properties of Altai Philippines are Mabulao copper-gold property, Lahuy Island gold property, Samar gold property, Ticao limestone property, Negros Island sulfur property, Sibuyan Island lateritic nickel-cobalt property and Bulan gold property.

Since September 1998 Crew Development Corporation ("Crew"), through its subsidiary, Mindex Resources Development Inc., has an option agreement to put the Negros Island sulfur property into production for 75% net profit interest (NPI) of the property while Altai Philippines will be carried at 25% NPI. As at September 30, 2002, Crew has not yet put the property into production.

In February 2002, an option agreement was signed with Geostar Metals Inc. ("Geostar") of Vancouver on the Sibuyan nickel laterite property. Under the option agreement, which has been accepted for filing by the TSX Venture Exchange, Geostar has one year from the date of an exploration permit or a similar permit being granted to conduct its due diligence and to decide whether or not to exercise the option under the option agreement. Geostar has to fund the expenses for the application of the permit. In the Third Quarter of 2002, Geostar issued 50,000 shares to the Company per option agreement. The shares have been written down to the current market value.

The Company records its investment in Altai Philippines on the equity basis. Under this method, the Company reflects in its earnings its proportionate share of the earnings (losses) of the subsidiary. The investment in the subsidiary is recorded at cost minus undistributed losses since inception.

		September 2002		December 2001
40% equity shares and investment expenses	$	1,012,660	$	1,045,940
Share of net losses to date		(300,084)		(235,619)
	$	712,576	$	810,321

4. **Interest in mining properties**

		Balance, Beginning of Year		Expenditure		Balance, End of Period
Malartic Township, Quebec						
Property		283,711		–		283,711
Expenditure	$	722,660	$	801	$	723,461
	$	1,006,371	$	801		$1,007,172

5. **Investment in technology projects**

The Company, through its wholly-owned subsidiary, Altai Technologies Inc. has two high technology projects – 28.01% equity interest (33.33% voting interest) in Mapcheck Inc. of Waterloo, Ontario, and 100% interest in the enMonitor project. The total investment in the two projects has been written down to $1 as they have to date been unable to generate any operating income.

6. Share capital

Authorized
An unlimited number of common shares of no par value

Issued	No. of shares	Amount
Issued at December 31, 2001	22,918,554	$9,145,282
Issued for cash - exercise of warrants	15,000	1,950
Issued at September 30, 2002	22,933,554	$9,147,232

a) Effective June 27, 2002, the Company's 1987 and 1996 Incentive Stock Option Plans have been terminated and replaced by the 2002 Stock Option Plan which provides for slightly less than 10% of the issued and outstanding shares as at June 27, 2002 to be reserved for stock options purpose. The 6 stock options to directors, officers and employees totalling 393,000 shares granted under the former two stock option plans outstanding at June 27, 2002 (and at September 30, 2002) remain in full force until they are fully exercised, expired or cancelled. The said options are at prices ranging from $0.10 to $0.49 per share and with expiring dates ranging from October 26, 2002 to October 10, 2004.

In August 2002, three stock options totalling 1,203,000 shares were granted to directors, officers and employees under the 2002 Stock Option Plan all at the price of $0.10 per share and all expiring on August 18, 2007.

b) At September 30, 2002, there were 1,235,000 share purchase warrants outstanding. Each warrant allows the warrant holder to purchase one common share of the Company at $0.13 per share on or before October 9, 2002 and at $0.15 per share on or before October 9, 2003.

c) At September 30, 2002, there were 219,667 escrowed common shares outstanding.

7. Related party transactions

Consulting services were provided by officers. Fees for such services amounted to $45,000. These fees have been allocated to administrative expenses ($18,000) and investment in subsidiaries and resource properties ($27,000).

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS
THIRD QUARTER REPORT TO SEPTEMBER 30, 2002

OPERATIONS AND PROJECTS

The Company is a junior natural resource exploration company with its properties mainly in Canada and the Philippines and at the present time does not have a producing mineral property.

Lac St. Pierre Gas and Gas Storage Project

At the request of the Company and its joint venture partner, Petro St-Pierre Inc., Paul Laroche, consulting geologist-geophysicist, has prepared an updated report (April 2002), including analysis of the results of the deep seismic survey of 2001, on their jointly owned (Altai 52.4%, Petro St-Pierre Inc.47.6%) gas project, Sorel area, Quebec. Part of the highlights of the report includes the following:-

Deep Gas Target

The deep (at depth of about 1,000 meters) exploration target mentioned in the Company's press release of November 28, 2000, has now been delineated. The target is a NE trending fault zone 24 kilometers long averaging one kilometer in width, all on land. The zone appears as a depression (a graben) at the top of Trenton formation of Ordovician age. The depression is interpreted to have been caused by hydrothermal dolomitization of fractured limestones (hydrothermal dolomite reservoir facies). The report points out that targets in similar geological setting along former shoreline of Cambro-Ordovician craton have produced large quantities of gas and oil in Ohio, Michigan, New York state, West Virginia and elsewhere in the Appalachian region of North America. Such targets are long and narrow.

In the Lac St. Pierre property, based on assumptions of 10% porosity and 30 meters of thickness of pay zone (assumption based on analogy with known deposits of similar type), the Consultant estimates that the target is capable of hosting 173 billion cubic feet (BCF) of gas and recommends a 1,300 meters deep well in the first phase of the exploration program, to reach the target and stratigraphically lower Beekmantown formation which elsewhere contains gas and oil. The deep target has not been drilled to date. Several wells drilled by others to the south and north of the target indicated gas.

Recommended Work Program

The Consultant recommends a multiphase program consisting mostly of drilling and some seismic surveys at an estimated cost of $5 million. Most of the seismic surveys will be conducted on the land portion of the permits, particularly on Sorel islands where no logistical challenge is anticipated in the production from eventual deposits.

The recommended program will be implemented with some modification subject to financing. The Company and its joint venture partner are working on raising off-balance sheet financing for the program.

SUBSEQUENT EVENTS

Mineral properties of Altai Philippines Mining Corporation ("Altai Philippines") : –

Negros Island Sulfur Property

In late October 2002, Crew Development Corporation ("Crew") proposed a revision of the payment terms of the Option Agreement between Altai Philippines and Crew ("Option Agreement") on Altai Philippines' Negros Island sulfur property in view of a drop in the world sulfur price. The terms are currently being negotiated and it is expected that a mutually satisfactory amendment to the Option Agreement will be agreed upon shortly.

Sibuyan Nickel Laterite Property

In mid November 2002, Geostar Metals Inc. ("Geostar"), which had to fund the expenses for the application of an exploration permit or a similar permit for Altai Philippines' Sibuyan nickel laterite property per the terms of the Option Agreement signed with Altai Philippines on the property in February 2002, terminated the Option Agreement due to Geostar's lack of funds to finance the permit application.

The Company and Altai Philippines are now working on getting another joint venture partner for the project.

LIQUIDITY

The Company is debt free.

ALTAI RESOURCES INC.
CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2002

		September 30, 2002 (Unaudited)		December 31, 2001 (Audited)
ASSETS				
Current				
Cash	$	76,454	$	104,315
Marketable securities (Note 2)		30,768		30,768
Accounts receivable		1,231		16,738
		108,453		151,821
Note receivable		546,903		546,903
Share Investment (Note 3)		6,500		–
Investment in subsidiaries (Note 3)		712,576		810,321
Interests in mining properties (Note 4)		1,007,172		1,006,371
Natural gas interest		1,297,128		1,272,593
Investment in technology projects (Note 5)		1		1
Capital assets		162		943
Total Assets	$	3,678,895	$	3,788,953
LIABILITIES				
Current				
Accounts payable	$	45,697	$	40,684
SHAREHOLDERS' EQUITY				
Share capital (Note 6)		9,147,232		9,145,282
Deficit		(5,514,034)		(5,397,013)
		3,633,198		3,748,269
Total liabilities and shareholders' equity	$	3,678,895	$	3,788,953

Approved on behalf of the Board

"Niyazi Kacira" Director *"Maria Au"* Director

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 (UNAUDITED)

	Three months ended September 30		Nine months ended September 30	
	2002	**2001**	**2002**	**2001**
Revenue				
Investment and miscellaneous income	$ 817	$ 398	$ 2,634	$ 1,881
Interest earned on note receivable	63,530	53,841	175,191	148,486
Recovery on disposition of share investment	–	59,155	–	59,155
	64,347	113,394	177,825	209,522
Expenses				
Administrative expenses	6,997	48,209	52,925	83,865
Convertible note interest expense	–	4,808	–	19,313
Provision for doubtful accounts	63,530	53,841	175,191	148,486
Write down share investment	–	(400)	–	-
Write down investment in technology projects	2	–	1,029	-
Abandonment and write offs	–	56,144	–	56,144
Prospecting and general	246	133	455	800
Amortization	209	286	781	858
	70,984	163,021	230,381	309,466
Net loss before share of net loss of equity investment	(6,637)	(49,627)	(52,556)	(99,944)
Share of net loss of equity investment	(25,627)	(8,680)	(64,465)	(54,099)
Net loss	(32,264)	(58,307)	(117,021)	(154,043)
Accumulated deficit, beginning of period	(5,481,770)	(3,442,780)	(5,397,013)	(3,347,044)
Accumulated deficit, end of period	$ (5,514,034)	$ (3,501,087)	$ (5,514,034)	$ (3,501,087)
Net loss per share (weighted average)	$ ($0.001)	$ (0.003)	$ (0.005)	$ (0.009)

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 (UNAUDITED)

	Three months ended September 30		Nine months ended September 30	
	2002	2001	2002	2001
Operating activities				
Net loss	$ (32,264)	$ (58,307)	$ (117,021)	$ (154,043)
Items not affecting cash				
Share of net loss of equity investment	25,627	8,680	64,465	54,099
Write down investment in technology projects	2	–	1,029	–
Convertible note interest expense	–	4,808	–	19,313
Abandonment and write offs	–	56,144	–	56,144
Amortization	209	286	781	858
Decrease (increase) in accounts receivable	1,259	(27,349)	15,507	(17,050)
Increase due to director	–	60,000	–	60,000
Increase in accounts payable	2,887	67,795	5,014	60,849
Cash provided by (used in) operating activities	(2,280)	112,057	(30,225)	80,170
Investing activities				
Deferred exploration expenditures	(101)	(2,715)	(801)	(7,266)
Natural gas interest	(10,999)	(168,222)	(24,535)	(177,842)
Investment in technology projects	(2)	(443)	(1,029)	(3,239)
Share investment	(6,500)	–	(6,500)	–
Investment in subsidiaries	6,493	1	33,279	45,068
Cash provided by (used in) investing activities	(11,109)	(171,379)	414	(143,279)
Financing activities				
Issue of shares	–	150,000	1,950	150,000
Cash provided by financing activities	–	150,000	1,950	150,000
Change in cash	(13,389)	90,678	(27,861)	86,891
Cash, beginning of period	89,843	5,620	104,315	9,407
Cash, end of period	$ 76,454	$ 96,298	$ 76,454	$ 96,298

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2002

1. **Basis of presentation**

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim period consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. **Marketable securities**

The marketable securities on hand at September 30, 2002 had a market value of $94,597 (December 31, 2001–$111,004).

3. **Investment in subsidiaries**

The Company has a 40% equity interest in Altai Philippines Mining Corporation ("Altai Philippines") and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, the Company may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, the Company will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and 40% to Altai Philippines. After recovery of the Company's expenditures, proceeds will be shared equally.

The main properties of Altai Philippines are Mabulao copper-gold property, Lahuy Island gold property, Samar gold property, Ticao limestone property, Negros Island sulfur property, Sibuyan Island lateritic nickel-cobalt property and Bulan gold property.

Since September 1998 Crew Development Corporation ("Crew"), through its subsidiary, Mindex Resources Development Inc., has an option agreement to put the Negros Island sulfur property into production for 75% net profit interest (NPI) of the property while Altai Philippines will be carried at 25% NPI. As at September 30, 2002, Crew has not yet put the property into production.

In February 2002, an option agreement was signed with Geostar Metals Inc. ("Geostar") of Vancouver on the Sibuyan nickel laterite property. Under the option agreement, which has been accepted for filing by the TSX Venture Exchange, Geostar has one year from the date of an exploration permit or a similar permit being granted to conduct its due diligence and to decide whether or not to exercise the option under the option agreement. Geostar has to fund the expenses for the application of the permit. In the Third Quarter of 2002, Geostar issued 50,000 shares to the Company per option agreement. The shares have been written down to the current market value.

The Company records its investment in Altai Philippines on the equity basis. Under this method, the Company reflects in its earnings its proportionate share of the earnings (losses) of the subsidiary. The investment in the subsidiary is recorded at cost minus undistributed losses since inception.

		September 2002		December 2001
40% equity shares and investment expenses	$	1,012,660	$	1,045,940
Share of net losses to date		(300,084)		(235,619)
	$	712,576	$	810,321

4. **Interest in mining properties**

		Balance, Beginning of Year		Expenditure		Balance, End of Period
Malartic Township, Quebec						
Property		283,711		–		283,711
Expenditure	$	722,660	$	801	$	723,461
	$	1,006,371	$	801		$1,007,172

5. **Investment in technology projects**

The Company, through its wholly-owned subsidiary, Altai Technologies Inc. has two high technology projects – 28.01% equity interest (33.33% voting interest) in Mapcheck Inc. of Waterloo, Ontario, and 100% interest in the enMonitor project. The total investment in the two projects has been written down to $1 as they have to date been unable to generate any operating income.

6. Share capital

Authorized
An unlimited number of common shares of no par value

Issued	No. of shares	Amount
Issued at December 31, 2001	22,918,554	$9,145,282
Issued for cash - exercise of warrants	15,000	1,950
Issued at September 30, 2002	22,933,554	$9,147,232

a) Effective June 27, 2002, the Company's 1987 and 1996 Incentive Stock Option Plans have been terminated and replaced by the 2002 Stock Option Plan which provides for slightly less than 10% of the issued and outstanding shares as at June 27, 2002 to be reserved for stock options purpose. The 6 stock options to directors, officers and employees totalling 393,000 shares granted under the former two stock option plans outstanding at June 27, 2002 (and at September 30, 2002) remain in full force until they are fully exercised, expired or cancelled. The said options are at prices ranging from $0.10 to $0.49 per share and with expiring dates ranging from October 26, 2002 to October 10, 2004.

In August 2002, three stock options totalling 1,203,000 shares were granted to directors, officers and employees under the 2002 Stock Option Plan all at the price of $0.10 per share and all expiring on August 18, 2007.

b) At September 30, 2002, there were 1,235,000 share purchase warrants outstanding. Each warrant allows the warrant holder to purchase one common share of the Company at $0.13 per share on or before October 9, 2002 and at $0.15 per share on or before October 9, 2003.

c) At September 30, 2002, there were 219,667 escrowed common shares outstanding.

7. Related party transactions

Consulting services were provided by officers. Fees for such services amounted to $45,000. These fees have been allocated to administrative expenses ($18,000) and investment in subsidiaries and resource properties ($27,000).